CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium-Term Notes, Series A	$40,704,932	$2,271.34

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement	Filed Pursuant to Rule 424(b)(2)
(To the Prospectus dated February 10, 2009, and the Prospectus Supplement dated February 10, 2009)	Registration No. 333-145845 July 24, 2009

US$ 40,704,932

ZERO COUPON NOTES DUE March 20, 2013

Principal Amount at Maturity: $ 40,704,932 Issuer: Barclays Bank PLC (Rated AA–/Aa3) 1

Issue Price: 88.4413711832266% Series: Medium-Term Notes, Series A

Principal Protection Percentage: 100% Original Trade Date: July 24,2009

Original Issue Date: August 4, 2009

Discounted Principal Amount on Issue Date: US$ 36,000,000 Maturity Date: March, 20, 2013

CUSIP: 06739FGA3 Denominations: Minimum denominations of US$100,000 and in integral multiples of US$1,000 thereafter.

ISIN: US06739FGA30

Business Day: ☒ New York

☒ London

☐ Euro

☐ Other (            ) Business Day Convention:☒ Following

☒ Modified Following

☐ Preceding

☐ Adjusted or ☒ Unadjusted

Interest Rate Type: Day Count Convention (or Fraction):

☐ Fixed Rate

☐ Regular Floating Rate

☐ Inverse Floating Rate (see page S-39 of the prospectus supplement for a description of inverse floating rate Notes)

☒ Other (see description in this free writing prospectus)☐ Actual/360

☒ 30/360

☐ Actual/Actual

☐ Actual/365☐ NL/365

☐ 30/365

☐ Actual/366

☐ Actual/252 or Business Days/252

Interest: We will not pay you interest during the term of the Notes.

Internal Rate of Return (“IRR”): 3.44% per annum.

Compounding Formula: On each Compounding Date, the Notes will accrete principal in an amount (the “Accretion Amount”) equal to the Accreted Principal Amount of the Notes for the immediately preceding Compounding Period multiplied by the IRR and the Day Count Fraction indicated above.

Accreted Principal Amount: For purposes of the Compounding Formula above, the Accreted Principal Amount for the initial Compounding Period will be the Discounted Notional Principal Amount. Thereafter, the Accreted Principal Amount for any Compounding Period will equal the sum of the Accreted Principal Amount for the immediately preceding Compounding Period and the Accretion Amount calculated on the preceding Compounding Date.

Compounding Dates:☐ Monthly,☐ Quarterly,☐ Semi-Annually,☒ Annually,

on every March 20th, commencing on March 20, 2010 and ending on the Maturity Date or the Early Redemption Date, if applicable.

Compounding Period: The initial Compounding Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Compounding Date. Each subsequent Compounding Period will begin on, and include, the Compounding Date for the preceding Compounding Period and end on, but exclude, the next succeeding Compounding Date. The final Compounding Period will end on, but exclude, the Maturity Date (or Early Redemption Date, if applicable).

Settlement: DTC; Book-entry; Transferable.

Listing: The Notes will not be listed on any U.S. securities exchange or quotation system.

Calculation Agent: Barclays Bank PLC

1 The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A. For further information regarding the ratings assigned to the Medium-Term Notes Program, Series A, see “Program Credit Rating” below.

Price to Public (1) Agent’s Commission (2) Proceeds to Barclays Bank PLC

Per Note 100% 0% 100%

Total $100 $0.00 $100

(1) Variable Price Offer. The Notes are being sold in one or more negotiated transactions, at prices that may be different than par, and such sales may occur at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Notes may be sold at a discount and the redemption price may equal 100.00% or some other percentage of par.

(2) Barclays Capital Inc. will receive commissions from the Issuer equal to 0.00% of the principal amount of the notes, or $0.00 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that the Issuer receives.

See “Selected Risk Factors” in this pricing supplement and “Risk Factors” beginning on page S-5 of the prospectus supplement for a description of risks relating to an investment in the Notes.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Factors” below. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read this pricing supplement, the prospectus dated February 10, 2009, the prospectus supplement dated February 10, 2009, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon this pricing supplement, the prospectus, prospectus supplement, and any relevant free writing prospectus for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023309/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257.

Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, this pricing supplement and any free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital Inc., 200 Park Avenue—Attn: US InvSol Support, New York, NY 10166.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

PROGRAM CREDIT RATING

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA– by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc., and will be rated Aa3 by Moody’s Investor Services, Inc. An AA– rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa3 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked) and (2) is not a recommendation to buy, sell or hold securities.

PS–1

SELECTED RISK FACTORS

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-5 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•	No Interest—As a holder of the Notes, you will not receive interest payments during the term of the Notes.

•

Issuer Credit Risk—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to the Maturity Date. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity, the Original Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients. In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you. Barclays Wealth is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•

Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

PS–2

PAYMENT AT MATURITY CALCULATIONS

The Notes do not pay interest during their term. Instead, the Notes will accrete principal on each Compounding Date in the manner described above. You will receive at least 100% of the principal amount of your Notes if you hold your Notes to the Maturity Date. The following illustrates the process by which the Accretion Amount and Accreted Principal Amount on the Notes are determined for each Compounding Period.

Compounding Calculation

Step 1: Calculate the Accretion Amount.

For each Compounding Period, the Accretion Amount is equal to the Accreted Principal Amount of the Notes on the first day of the Compounding Period multiplied by the IRR and the day count fraction. The Accreted Principal Amount for the first Compounding Period is the Discounted Notional Principal Amount.

Step 2: Calculate the Accreted Principal Amount for the next Compounding Period.

The Accreted Principal Amount on the first day of any Compounding Period (other than the initial Compounding Period) is determined by adding the Accreted Principal Amount for the immediately preceding Compounding Period and the Accretion Amount calculated on the preceding Compounding Date. For example, for two Compounding Periods x and y, the Accreted Principal Amount on the first day of Compounding Period y (which is used to calculate the Accretion Amount for Compounding Period y as described in Step 1 above) is equal to the Accreted Principal Amount on the first day of Compounding Period x plus the Accretion Amount calculated for Period x (as determined on the Compounding Date that is the first day of Compounding Period y).

Example Accretion Amount and Accreted Principal Amount Calculations

The following examples illustrate how the Accretion Amount and Accreted Principal Amount for the Notes would be calculated for the Compounding Dates. These examples are based on an Internal Rate of Return (“IRR”) of 3.44% and a Discounted Notional Principal Amount of $36,000,000. The Notes will have annual Compounding Dates, and the Accretion Amount per Compounding Period will be calculated using a 30/360 day count basis.

Numbers in the table below have been rounded for ease of analysis.

Compounding Period	Accreted Principal Amount at start of Compounding Period[1]	IRR	Day Count Fraction	Accretion Amount[2]

1	$36,000,000	3.44%	30/360	$777,440

2	$36,777,440	3.44%	30/360	$1,265,144
3	$38,042,584	3.44%	30/360	$1,308,665
4	$39,351,249	3.44%	30/360	$1,353,683

1.	The Accreted Principal Amount for the first Compounding Period is the Discounted Notional Principal Amount. Thereafter, the Accreted Principal Amount for any Compounding Period will equal the sum of the Accreted Principal Amount for the immediately preceding Compounding Period and the Accretion Amount calculated on the preceding Compounding Date. The Accreted Principal amount at Maturity will equal $40,704,932.
2.	Accretion Amount = Accreted Principal Amount * IRR * Day Count Fraction.

PS–3

UNITED STATES FEDERAL INCOME TAX TREATMENT

You should carefully consider, among other things, the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.

We intend to treat the Notes as having original issue discount subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Original Issue Discount” in the prospectus supplement. Pursuant to the terms of the Notes, you agree to treat the Notes consistent with this treatment for all U.S. federal income tax purposes.

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent will commit to take and pay for all of the Notes, if any are taken.

Delivery of the Notes of a particular series may be made against payment for the Notes more than three business days following the pricing date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”). For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

PS–4

US$40,704,932

BARCLAYS BANK PLC

ZERO COUPON NOTES DUE MARCH 20, 2013

MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED FEBRUARY 10, 2009, AND THE

PROSPECTUS SUPPLEMENT DATED FEBRUARY 10, 2009)